SEC FILE NUMBER
001-35502
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-D ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The ADT Corporation

Full Name of Registrant

Former Name if Applicable

1501Yamato Road

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K, filed with the SEC on May 6, 2016, on May 2, 2016 a wholly owned subsidiary of Parent merged (the “Merger”) with and into the Registrant with the Registrant being the surviving corporation in the Merger. Following the Merger, the Registrant became a wholly owned subsidiary of Parent. As a result of the closing of the Merger, the Parent requires additional time to complete its review of the 10-Q prior to its filing. In connection with the Merger, a Form 25 was filed with the SEC in respect of the delisting and deregistration of the common stock of the Registrant. In addition, in connection with the Merger, the Registrant expects that it will file with the SEC a Form 15 to deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934 on or about May 12, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

P. Gray Finney	(972)	916-6195
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The ADT Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 9, 2016	By:	/s/ P. Gray Finney
		Name:	P. Gray Finney
		Title:	Senior Vice President and Chief Legal Officer